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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


            BOWLIN OUTDOOR ADVERTISING & TRAVEL CENTERS INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  102595 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 102595 10 5
--------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    THE FRANCIS W. McCLURE AND EVELYN HOPE McCLURE REVOCABLE TRUST
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [ ]
    N/A
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

    STATE OF NEW MEXICO
--------------------------------------------------------------------------------
              5.  Sole Voting Power
                  391,695
Number of     ------------------------------------------------------------------
Shares        6.  Shared Voting Power
Beneficially      -0-
Owned by      ------------------------------------------------------------------
Each          7.  Sole Dispositive Power
Reporting         391,695
Person        ------------------------------------------------------------------
With:         8.  Shared Dispositive Power
                  -0-
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    391,695
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
    [ ]  N/A
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    8.9% based upon 4,384,848 shares outstanding at 12/31/98.
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
    OO
--------------------------------------------------------------------------------

                                Page 2 of 9 Pages

                                  SCHEDULE 13G

CUSIP NO. 102595 10 5
--------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    FRANCIS W. McCLURE
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [ ]
    N/A
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

    UNITED STATES
--------------------------------------------------------------------------------
              5.  Sole Voting Power
                  -0-
Number of     ------------------------------------------------------------------
Shares        6.  Shared Voting Power
Beneficially      391,695
Owned by      ------------------------------------------------------------------
Each          7.  Sole Dispositive Power
Reporting         -0-
Person        ------------------------------------------------------------------
With:         8.  Shared Dispositive Power
                  391,695
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    391,695
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
    [ ]  N/A
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    8.9% based upon 4,384,848 shares outstanding at 12/31/98.
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
    IN
--------------------------------------------------------------------------------

                                Page 3 of 9 Pages

                                  SCHEDULE 13G

CUSIP NO. 102595 10 5
--------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    EVELYN HOPE McCLURE
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [ ]
    N/A
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

    UNITED STATES
--------------------------------------------------------------------------------
              5.  Sole Voting Power
                  -0-
Number of     ------------------------------------------------------------------
Shares        6.  Shared Voting Power
Beneficially      391,695
Owned by      ------------------------------------------------------------------
Each          7.  Sole Dispositive Power
Reporting         -0-
Person        ------------------------------------------------------------------
With:         8.  Shared Dispositive Power
                  391,695
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    391,695
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
    [ ]  N/A
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    8.9% based upon 4,384,848 shares outstanding at 12/31/98.
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
    IN
--------------------------------------------------------------------------------

                                Page 4 of 9 Pages

ITEM 1(A)  NAME OF ISSUER:

           BOWLIN Outdoor Advertising & Travel Centers Incorporated

ITEM 1(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           150 Louisiana NE
           Albuquerque, New Mexico 87108

ITEM 2(A)  NAME OF PERSON FILING:

           (1) The Francis W. McClure and Evelyn Hope McClure Revocable Trust (the "McClure Trust")
           (2) Francis W. McClure
           (3) Evelyn Hope McClure

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           P. O. Box 400
           Grants, New Mexico 87020

ITEM 2(C)  CITIZENSHIP:

           Francis W. McClure and Evelyn Hope McClure are residents of the United States. The McClure Trust was formed under the laws of the State of New Mexico.

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

           Common Stock, $.001 par value

ITEM 2(E)  CUSIP NUMBER:

           102595 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c);

           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

           (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

           (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

                                Page 5 of 9 Pages

           (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

           Not applicable.

ITEM 4.    OWNERSHIP.

           (A) AMOUNT BENEFICIALLY OWNED:

               Francis W. McClure and Evelyn Hope McClure are each beneficial owners of 391,695 shares of Common Stock of the Company held by the McClure Trust of which Francis W. McClure and Evelyn Hope McClure are the Trustees and beneficiaries. The McClure Trust is the beneficial owner of 391,695 shares.

           (B) PERCENT OF CLASS:

               (1)  The McClure Trust - 8.9%
               (2)  Francis W. McClure - 8.9%
               (3)  Evelyn Hope McClure - 8.9%

          (C)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

               (i)   Sole power to vote or to direct the vote:

                     (1)  The McClure Trust - 391,695
                     (2)  Francis W. McClure - 0
                     (3)  Evelyn Hope McClure - 0

               (ii)  Shared power to vote or to direct the vote:

                     (1)  The McClure Trust - 0
                     (2)  Francis W. McClure - 391,695
                     (3)  Evelyn Hope McClure - 391,695

               (iii) Sole power to dispose or to direct the disposition of:

                     (1)  The McClure Trust - 391,695
                     (2)  Francis W. McClure - 0
                     (3)  Evelyn Hope McClure - 0


                                Page 6 of 9 Pages

               (iv)  Shared power to dispose or to direct the disposition of:

                     (1)  The McClure Trust - 0
                     (2)  Francis W. McClure - 391,695
                     (3)  Evelyn Hope McClure - 391,695

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.


                                Page 7 of 9 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                           THE FRANCIS W. McCLURE AND EVELYN H.
                                           McCLURE REVOCABLE TRUST


Dated:   February 12, 1999                 By: /s/ Francis W. McClure
                                               ---------------------------------
                                               Francis W. McClure, Trustee

Dated:   February 12, 1999                 By: /s/ Evelyn H. McClure
                                               ---------------------------------
                                               Evelyn H. McClure, Trustee


Dated:   February 12, 1999                 /s/ Francis W. McClure
                                           -------------------------------------
                                           FRANCIS W. McCLURE


Dated:   February 12, 1999                 /s/ Evelyn H. McClure
                                           -------------------------------------
                                           EVELYN H. McCLURE


                                Page 8 of 9 Pages

                                   Exhibit 1

                             JOINT FILING AGREEMENT

     THE FRANCIS W. McCLURE AND EVELYN HOPE McCLURE REVOCABLE TRUST, FRANCIS W. McCLURE and EVELYN HOPE McCLURE hereby agree and consent to the joint filing on their behalf of the foregoing Schedule 13G/A relating to their beneficial ownership of the Common Stock of BOWLIN Outdoor Advertising & Travel Centers Incorporated.

                                           THE FRANCIS W. McCLURE AND EVELYN H.
                                           McCLURE REVOCABLE TRUST


Dated:   February 12, 1999                 By: /s/ Francis W. McClure
                                               ---------------------------------
                                               Francis W. McClure, Trustee

Dated:   February 12, 1999                 By: /s/ Evelyn H. McClure
                                               ---------------------------------
                                               Evelyn H. McClure, Trustee


Dated:   February 12, 1999                 /s/ Francis W. McClure
                                           -------------------------------------
                                           FRANCIS W. McCLURE


Dated:   February 12, 1999                 /s/ Evelyn H. McClure
                                           -------------------------------------
                                           EVELYN H. McCLURE


                                Page 9 of 9 Pages